UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Subject Company (Issuer))

ELEVATE ACQUISITION CORPORATION

(Offeror)
a subsidiary of

ELEVATE ENTERTAINMENT INC.

(Parent of Offeror)
a subsidiary of

MIRASOL CAPITAL, LLC

(Parent of Offeror)
solely managed by

STEPHEN T. WINN

(Sole Manager of Mirasol Capital, LLC)
(Names of Filing Persons)

Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)

299096107
(CUSIP Number of Class of Securities)

Shaun Miller
Corporate Secretary
Elevate Entertainment Inc.
4143 Maple Avenue, Suite 400
Dallas, Texas 75219
Telephone: (214) 301-4250
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James R. Griffin
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Telephone: (214) 746-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,468,642.44	$1,878.03

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of Evans & Sutherland Computer Corporation (the “Company”), at a purchase price of $1.19 per share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding. Such shares consist of:  (i) 11,482,516 shares of common stock of the Company that were issued and outstanding as of February 9, 2020; and (ii) 561,500 shares common stock of the Company potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of February 9, 2020. The foregoing figures have been provided by the issuer to the offeror and are as of February 9, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule-011 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Rule-011(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,878.03	Filing Party: Elevate Acquisition Corporation and Elevate Entertainment Inc.
Form or Registration No.: Schedule TO	Date Filed: February 27, 2020
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 27, 2020 by Elevate Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Elevate Entertainment Inc., a Delaware corporation (“Parent”), which is a subsidiary of Mirasol Capital, LLC, a Delaware limited liability company, which is an entity solely managed by Stephen T. Winn. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.20 per share (the “Shares”), of Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”), at a purchase price of $1.19 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, Eastern Time, at the end of the day on March 25, 2020 (such date and time, the “Expiration Time”), without being extended.  The Depositary has advised that, as of the Expiration Time, 10,576,487 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 92.1% of the aggregate number of then issued and outstanding Shares.  Accordingly, the Minimum Condition has been satisfied.  As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.  In addition, the Depositary has advised that, as of the Expiration Time, 50,741 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 0.4% of the aggregate number of then issued and outstanding Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 16-10a-1101 of the Utah Revised Business Corporation Act (the “URBCA”), Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the shareholders of the Company.  Pursuant to Section 16-10a-1101 of the URBCA, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of shareholders of the Company.  In accordance with the URBCA, Parent intends to provide notice of the Merger and a copy or summary of the Plan of Merger to the Company’s shareholders at least 10 days prior to the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, other than Shares held by the Company as treasury stock, by any subsidiary of the Company, by Parent, Purchaser or any of their respective subsidiaries, or by any shareholder who perfected its statutory dissenters' rights pursuant to Section 16-10a-1330 of the URBCA, and who, as of the Effective Time, has not waived, withdrawn or lost such dissenter's rights to appraisal under Section 16-10a-1330 of the URBCA with respect to such Shares.

In addition, at the Effective Time, the vested portion (including any portion that pursuant to the applicable equity incentive plan or its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each Company Compensatory Award that is outstanding immediately prior to the Effective Time (each such vested portion of a Company Compensatory Award, a “Cashed Out Compensatory Award”) will, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange therefor, each former holder of any such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to the product of (i) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the Effective Time and (ii) the Merger Consideration less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Compensatory Award Payments”). However, the right of a former holder of a Cashed Out Compensatory Award to receive their respective Compensatory Award Payment is subject to such holder’s execution of a Compensatory Award Termination Agreement. From and after the Effective Time, any such Cashed Out Compensatory Award will no longer be exercisable by the former holder thereof or settleable in Shares, but will entitle such holder only to the payment of the Compensatory Award Payment. However, any Cashed Out Compensatory Award that has an exercise price or purchase price equal to or greater than the Merger Consideration will be cancelled without any payment. The Compensatory Award Payments will be paid as soon as reasonably practicable following the Effective Time but not more than 30 days, without interest.

Further, at the Effective Time, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the Effective Time (each such unvested portion of a Company Compensatory Award, a “Terminated Compensatory Award”) will, immediately prior the Effective Time, be cancelled and extinguished for no consideration. From and after the Effective Time, any such Terminated Compensatory Award will no longer be exercisable by the former holder thereof or settleable in Shares.

Immediately following the Merger, the Company will be a subsidiary of Parent, and will thereafter be deregistered under the Exchange Act.

Item 12.

Exhibit (a)(5)(G) of Item 12 of the Schedule TO is hereby deleted and replaced in its entirety with the following:

(a)(5)(A)

Press Release issued by Elevate Entertainment Inc. and Evans & Sutherland Computer Corporation on February 10, 2020 (incorporated by reference to the Schedule TO filed by Elevate Entertainment Inc. on February 10, 2020).

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Press Release issued by Elevate Entertainment Inc. on March 26, 2020, announcing the expiration of the Offer.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2020

Stephen T. Winn

/s/ Stephen T. Winn

Mirasol Capital, LLC

By:	/s/ Jeb Terry Jr.
Name: Jeb Terry Jr.
Title: Managing Director

Elevate Entertainment Inc.

By:	/s/ Jeb Terry Jr.
Name: Jeb Terry Jr.
Title: President and Chief Executive Officer

Elevate Acquisition Corporation

By:	/s/ Jeb Terry Jr.
Name: Jeb Terry Jr.
Title: President and Chief Executive Officer